Exhibit 99.1

Lilium Regains Compliance with Nasdaq Listing Rules

MUNICH, June 1, 2023 -- Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing jet, today announced that on June 1, 2023 it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that it has regained compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq (the “Listing Rules”). Accordingly, Nasdaq has determined that this matter is now closed.

As background, on April 13, 2023, Nasdaq notified Lilium that it was not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Listing Rules as the closing bid price of Lilium’s Class A Shares from March 1, 2023 to April 12, 2023 was below US$1.00. Lilium was provided until October 10, 2023 to regain compliance with the Listing Rules. Lilium’s Class A Shares were required to have a closing bid price of at least US$1.00 for at least 10 consecutive business days to regain compliance.

Lilium’s Class A Shares have had a closing bid price of above US$1.00 for the past 10 consecutive business days and therefore have regained compliance with the Listing Rules.

Lilium contact information for Media:

Meredith Bell, Vice President, External Communications
+41 79 432 57 79
press@lilium.com

Contact information for Investors:

Dr. Folke Rauscher, Head of Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward Looking Statements:

The information contained in this press release contain certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.